Exhibit 99.5

HQ/FIN/CORP.FIN/2002
29 July 2002

Sir,

          Sub: Audited  Financial  Results under US GAAP for the year ended 31st
               March, 2002.

Please find sent herewith the audited financial results under US GAAP for the year ended 31st March 2002.



Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED



By: /s/ ARUN GUPTA
   ----------------------------
   ARUN GUPTA
   Executive Director (Finance)

To:

1. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+l 2126565071

2.   Shri R.N. Aditya,  for Indian Stock Exchanges and others  requirements, Fax
     2354.

                          VIDESH SANCHAR NIGAM LIMITED
                         INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF VIDESH SANCHAR NIGAM LIMITED (PREPARED IN ACCORDANCE WITH US GAAP)

                                                                            PAGE
                                                                            ----
Report of independent auditors...........................................    F-2
Balance sheets as of March 31, 2001 and 2002.............................    F-3
Statements of income for the years ended
   March 31, 2000, 2001 and 2002.........................................    F-4
Statements of shareholders' equity for the years ended
   March 31, 2000, 2001 and 2002.........................................    F-5
Statements of cash flows for the years ended
   March 31, 2000, 2001 and 2002.........................................    F-6
Notes to financial statements............................................    F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Videsh Sanchar Nigam Limited:


     We have audited the accompanying balance sheets of Videsh Sanchar Nigam Limited (the "Company") as of March 31, 2001 and 2002, and the related statements of income, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Videsh Sanchar Nigam Limited as of March 31, 2001 and 2002, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 2(a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

                                                   M/s. Deloitte Haskins & Sells


Mumbai, India
May 28, 2002

                          VIDESH SANCHAR NIGAM LIMITED
                                 BALANCE SHEETS
                         AS OF MARCH 31, 2001 AND 2002



                                                        AS OF MARCH 31,
                                                ------------   -------- --------
                                                        2001       2002     2002
                                                ------------   -------- --------
                                       (IN MILLIONS, EXCEPT PAR VALUE AND NUMBER
                                                        OF SHARES)
ASSETS:
  Cash and cash equivalents                        Rs.2,200    Rs.7,881   US$161
  Short term investments                             46,050      17,469      358
  Trade and other receivables, net of
    allowances of Rs.979 million and Rs.1,654
    million (US$34 million), respectively            19,745      16,217      332
  Investments                                         4,247       3,985       82
  Property, plant and equipment                      18,077      18,058      370
  Capital work-in-progress                            2,328       2,943       60
  Other assets                                        7,778       8,293      170
                                               ------------   --------- --------
        TOTAL ASSETS                             Rs.100,425   Rs.74,846 US$1,533
                                               ------------   --------- --------

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES

  Short-term borrowings                               Rs.-     Rs.5,751   US$118
  Trade payables                                     11,309       5,728      117
  Accrued expenses and other liabilities             10,731      10,325      212
                                               ------------   --------- --------
        TOTAL LIABILITIES                            22,040      21,804      447
                                               ------------   --------- --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 21)           ___          ___       ___
                                               ------------   --------- --------

SHAREHOLDERS' EQUITY:

  Equity shares: par value - Rs. 10 each;
   authorized: 300,000,000 shares at March 31, 2001
   and 2002; issued and outstanding:
   285,000,000 shares at March 31, 2001 and 2002      2,850       2,850       58
  Additional paid in capital                         14,481      15,377      315
  Retained earnings                                  60,642      34,554      708
  Accumulated comprehensive income                      412         261        5
                                               ------------   --------- --------
     TOTAL SHAREHOLDERS' EQUITY                      78,385      53,042    1,086
                                               ------------   --------- --------
      TOTAL LIABILITIES AND SHAREHOLDERS'
      EQUITY                                     Rs.100,425   Rs.74,846 US$1,533
                                               ------------   --------- --------

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                              STATEMENTS OF INCOME
                             FOR EACH OF THE YEARS
                       ENDED MARCH 31, 2000, 2001 AND 2002





                                             YEARS ENDED MARCH 31,
                               -------------      --------  ---------  ---------
                                        2000          2001       2002       2002
                               -------------      --------  ---------  ---------
                               (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

OPERATING REVENUE:
   Traffic revenues                Rs.69,640   Rs.71,916  Rs.65,050     US$1,332
   Income from satellite consortia       737       1,160         __           __
                               -------------    --------  ---------    ---------
    TOTAL OPERATING REVENUE           70,377      73,076     65,050        1,332
                               -------------    --------  ---------    ---------
 COST OF REVENUE:
   Network and transmission costs     45,621      45,150     39,577          811
   License fee paid to DoT             4,712       5,022      5,393          110
                             ---------------    --------  ---------    ---------
    TOTAL COST OF REVENUE             50,333      50,172     44,970          921
                             ---------------    --------  ---------    ---------
     GROSS MARGIN                     20,044      22,904     20,080          411
                             ---------------    --------  ---------    ---------
 OTHER OPERATING COSTS
   Depreciation and amortization       1,534       1,729      1,898           39
   Other operating costs               2,622       3,023      4,803           98
                             ---------------    --------  ---------    ---------
    TOTAL OTHER OPERATING COSTS        4,156       4,752      6,701          137
                             ---------------    --------  ---------    ---------
      OPERATING PROFIT                15,888      18,152     13,379          274
                             ---------------    --------  ---------    ---------
 OTHER INCOME (EXPENSE), NET:
   Non-operating income                1,821       3,058      1,371           28
   Interest income                     1,683       3,964      4,607           95
   Interest cost                         (7)         (1)      (227)          (5)
   Permanent impairment in the
   value of investment                  (54)          __         __           __
                             ---------------    --------  ---------    ---------
 TOTAL OTHER INCOME(EXPENSE), NET      3,443       7,021      5,751          118
   INCOME BEFORE INCOME TAX           19,331      25,173     19,130          392
   Income tax expense                (6,156)     (9,646)    (5,959)        (122)
   Dividend tax                         (84)       (105)    (3,634)         (75)
                             ---------------    --------  ---------    ---------
    NET INCOME                     Rs.13,091   Rs.15,422   Rs.9,537       US$195
                             ---------------    --------  ---------    ---------
 PER SHARE INFORMATION:
   Earnings per equity share -
   basic and diluted                Rs.45.93     Rs.54.11   Rs.33.46     US$0.69
   Weighted number of
   equity shares outstanding    285,000,000  285,000,000 285,000,000 285,000,000
   Earnings per ADS - basic and
   diluted (where each ADS
   represents two equity shares)   Rs.91.86    Rs.108.22   Rs.66.92      US$1.38



                       SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                  VIDESH SANCHAR NIGAM LIMITED
                                               STATEMENTS OF SHAREHOLDERS' EQUITY
                                    FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002




                           -------------   --------    ----------     --------- -------------  ------------    -------------
                                                                                  ACCUMULATED
                                             EQUITY    ADDITIONAL                       OTHER         TOTAL
                               NUMBER OF      SHARE       PAID IN      RETAINED COMPREHENSIVE  SHAREHOLDERS'   COMPREHENSIVE
                           EQUITY SHARES    CAPITAL       CAPITAL      EARNINGS        INCOME        EQUITY           INCOME
                           -------------   --------    -----------    --------- -------------  ------------    -------------
                                                      (IN MILLIONS, EXCEPT NUMBER OF EQUITY SHARES)


BALANCE AT APRIL 1, 1999      95,000,000     Rs.950      Rs.14,481    Rs.35,549           __     Rs.50,980
Net income                                                               13,091                     13,091        Rs.13,091
Dividends                                                                 (760)                      (760)     -------------
COMPREHENSIVE INCOME                                                                                                 13,091

BALANCE AT MARCH 31, 2000     95,000,000        950         14,481       47,880           __        63,311
Issue of stock dividends     190,000,000      1,900                     (1,900)                         __
Net income                                                               15,422                      15,422           15,422
Dividends                                                                 (760)                       (760)
Unrealized gain on available
for sale securities, net                                                     __          412            412              412
                           -------------   --------    -----------    --------- -------------  ------------    -------------
COMPREHENSIVE INCOME                                                                                                 15,834
                           -------------   --------    -----------    --------- -------------  ------------    -------------
BALANCE AT MARCH 31, 2001    285,000,000      2,850         14,481       60,642          412         78,385
Stock based compensation
expense (See Note 18)                                          896                                      896
Net income                                                                9,537                       9,537            9,537
Dividends                                                              (35,625)                    (35,625)
Unrealized loss on available
for sale securities, net                                                                (151)         (151)            (151)
                           -------------   --------    -----------    --------- -------------  ------------    -------------
COMPREHENSIVE INCOME                                                                                                Rs.9,386
                           -------------   --------    -----------    --------- -------------  ------------    -------------
COMPREHENSIVE INCOME                                                                                                  US$192
                           -------------   --------    -----------    --------- -------------  ------------    -------------
BALANCE AT MARCH 31, 2002    285,000,000   Rs.2,850      Rs.15,377    Rs.34,554       Rs.261     Rs.53,042
                           -------------   --------    -----------    --------- -------------  ------------    -------------
BALANCE AT MARCH 31, 2002    285,000,000      US$58         US$315       US$708         US$5      US$1,086
                           -------------   --------    -----------    --------- -------------  ------------    -------------

                                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                      VIDESH SANCHAR NIGAM LIMITED
                                        STATEMENTS OF CASH FLOWS
                                          FOR EACH OF THE YEARS
                                   ENDED MARCH 31, 2000, 2001 AND 2002


                                                                     YEARS ENDED MARCH 31,
                                                      ------------   ---------    --------     -------
                                                              2000        2001        2002        2002
                                                      ------------   ---------    --------     -------
                                                                             (IN MILLIONS)

CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME                                            Rs.13,091   Rs.15,422    Rs.9,537      US$195
     Adjustment To Reconcile Net Income To Net
       Cash Provided By Operating Activities:
       Depreciation and amortization                         1,534       1,729       1,898          39
       Stock based compensation                                 __          __         896          18
       Impairment of property, plant
       and equipment                                           356          __          30           1
       Allowance for doubtful debts                             62         112         675          14
       Deferred tax charge / (benefit)                        (219)      1,759        (702)        (14)
       Unrealized exchange gain                             (1,004)       (526)       (206)         (4)
       Permanent impairment in the value of investment          54          __          __          __
       (Profit)/loss on sale of fixed assets                   (86)          5           2          __
     Net Change In:
       Trade and other receivables                          (4,756)      5,865       3,067          63
       Other assets                                         (2,742)     (1,400)       (515)        (11)
       Trade payables                                        1,331      (2,225)     (5,611)       (115)
       Accrued expenses and other liabilities                  326       2,380         414           8
                                                      ------------   ---------    --------     -------
        NET CASH PROVIDED BY OPERATING ACTIVITIES            7,947      23,121       9,485         194
                                                      ------------   ---------    --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment                  (956)     (2,957)     (1,894)         39
   Expenditure on capital work-in-progress                  (2,665)     (1,281)       (615)         12
   (Increase)/decrease in investments                         (871)         92          (7)         __
   (Increase)/decrease in short-term investments, net          494     (37,272)     28,581         585
   Sale of property, plant and equipment                       100           2           3          __
        NET CASH USED (PROVIDED BY) INVESTING
        ACTIVITIES                                    ------------   ---------    --------     -------
                                                            (3,898)    (41,416)     26,068         534
                                                      ------------   ---------    --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term borrowings                          __          __      28,205         578
   Repayment of short-term borrowings                           __          __     (22,454)       (460)
   Dividends paid                                             (760)       (760)    (35,625)       (730)
   Bank overdraft                                               20         (46)         __          __
                                                      ------------   ---------    --------     -------
         NET CASH USED BY FINANCING ACTIVITIES                (740)       (806)    (29,874)       (612)
                                                      ------------   ---------    --------     -------
Unrealized exchange gain on cash and cash equivalents          879         455           2          __
                                                      ------------   ---------    --------     -------
NET CHANGE IN CASH FLOWS                                     4,188     (18,646)      5,681         116
                                                      ------------   ---------    --------     -------
Cash and cash equivalents, beginning of year             Rs.16,658   Rs.20,846    Rs.2,200       US$45
                                                      ------------   ---------    --------     -------
CASH AND CASH EQUIVALENTS, END OF YEAR                   Rs.20,846    Rs.2,200    Rs.7,881      US$161
                                                      ------------   ---------    --------     -------
SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid                                                 Rs.7        Rs.1      Rs.227        US$5

Income taxes paid                                         Rs.9,316    Rs.9,597   Rs.10,594      US$217


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          VIDESH SANCHAR NIGAM LIMITED
                          NOTES TO FINANCIAL STATEMENTS

1.   BACKGROUND

A.   THE COMPANY

     Videsh Sanchar Nigam Limited ("VSNL" or "the Company") is incorporated in India as a limited liability company under the Indian Companies Act, 1956, with its registered office at Videsh Sanchar Bhavan, M.G. Road, Mumbai 400001, India. The Company is listed on major stock exchanges in India and on the New York Stock Exchange. During the year, Government of India ("GoI") disinvested a portion of its holding to Panatone Finvest Limited ("Panatone"), a subsidiary of Tata Sons Limited ("Tata Sons"), the parent company of the selected strategic partner, the Tata Group (See Note 1(b) below).

     The Tata Group operates in a variety of industries and has significant telecommunications operations in India. The Tata Group includes amongst other companies Panatone, Tata Sons, The Tata Power Company Limited ("Tata Power"), The Tata Iron and Steel Company Limited ("Tata Steel") and Tata Industries Limited ("Tata Industries").

     As part of the disinvestment process, a shareholders' agreement was entered into by GoI and Panatone and its shareholders on February 13, 2002. Pursuant to this agreement, Panatone and GoI have the right to appoint directors of the Company. As of March 31, 2002 the board of directors consisted of four members, of which three were nominated by Panatone and one by GoI.

     Following disinvestment by GoI and the Tender Offer (See Note 1(b) below), the major shareholders of the Company are Panatone/Tata Sons, who own 45% and GoI, who own 26.12%.

     The Company is provider of international telecommunications services in India, directly and indirectly linking the domestic Indian telecommunications network to 237 territories worldwide. VSNL operates from its corporate office at Mumbai and through its other offices at Mumbai, New Delhi, Kolkata, Chennai, Arvi, Bangalore, Bhubhaneshwar, Dehradun, Ernakulam, Gandhinagar, Goa, Guhawati, Hyderabad, Indore, Jalandhar, Kanpur and Pune.

     VSNL offers basic and specialized services. Basic services include telephony, telex and telegraph. Specialized services include gateway packet data transmission, electronic data interchange, e-mail, Internet, international maritime satellite mobile services, leased channels, transmission of signals for international television broadcasts and video conferencing.

B.   DISINVESTMENT

     The Company was a public sector undertaking ("PSU") with GoI holding approximately 52.97% in the paid-up equity capital in the Company. As part of the its disinvestment program, on February 01, 2001, GoI announced its intention to disinvest 25% of its shareholding of the Company to a strategic partner with the intention to transfer management control to the strategic partner through the competitive bidding route. As per the announcement made on February 05, 2002 by GoI, Panatone was selected by GoI as the strategic partner for the sale of 71,250,000 equity shares representing 25% of the voting capital of the Company at a price of Rs.202 per share ("GoI Shares"). The aggregate purchase price was Rs.14,393 million in cash.

     The Share Purchase Agreement ("SPA") giving effect to the above arrangement was entered into between GoI and Panatone on February 06, 2002. Panatone's shareholders who are Tata Sons, Tata Power, Tata Steel and Tata Industries, are also signatories to the SPA though they did not directly purchase any of GoI's shareholding in the Company. The Company is also a party to the SPA. In connection with the purchase of GoI Shares, Panatone was required by Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto, to launch a tender offer to acquire an additional 20% of the equity shares from other shareholders of the Company. On February 12, 2002, Panatone made a public announcement disclosing the proposed purchase of the GoI Shares and the proposed tender offer. Payment of consideration for the GoI Shares and the transfer of such GoI Shares in favor of Panatone as well as the appointment of representatives of Panatone on the board of directors of the Company occurred on February 13, 2002.

     As part of the tender offer, Panatone offered to purchase upto 57,000,000 equity shares (including equity shares underlying the American Depository Shares), representing 20% of the paid-up and voting equity share capital of the Company at a price of Rs.202 (US$4.15) per share payable in cash. The current shareholding of Tata Sons and Tata Power in Panatone is 59.955% and 40%, respectively, with Tata Steel and Tata Industries holding the remainder equally. At the close of the tender offer on May 09, 2002, approximately 87,600,000 million equity shares were tendered for sale. As per the terms of the tender offer, Panatone will accept upto 57,000,000 equity shares on a pro rata basis. Upon acceptance of shares under the tender offer by Panatone, it will hold 45% in the paid-up equity capital of the Company.

     Under the terms of the SPA and the shareholders' agreement, Panatone is required to take measures to separate out surplus land at Pune, Kolkata, New Delhi and Chennai, as identified in the SPA (the "Surplus Land"), from the Company and also to subject the use of the Surplus Land to special conditions as stated in the SPA. Panatone is required to facilitate the transfer of the Surplus Land to a new realty undertaking in the Company. Panatone, with GoI, will cause the demerger of the realty undertaking in to a separate company ("the Resulting Company"). On the issue of new shares of the Resulting Company, Panatone is required to transfer to GoI, without consideration, a minimum of 25% of the Resulting Company's issued shares, or such higher number of shares of the Resulting Company, which may be on account of any further sale of equity shares by GoI to Panatone prior to the demerger. If for any reason, the Company cannot transfer the Surplus Land into the Resulting Company, then at any time when the Company sells, transfers or develops the land, Panatone shall compensate GoI with an amount equivalent of 25% of the benefit accruing to the Company subject to local tax laws prevailing in India.

C.   MONOPOLY STATUS

     The Company had an exclusive license to provide international long distance ("ILD") services upto March 2004. However, GoI decided to terminate the company's monopoly two years ahead of schedule and accordingly opened up this service to private operators from April 01, 2002. GoI has agreed to compensate the Company for this early termination with the following package (See Note 17):

1.   A license to operate national long distance ("NLD") services.

2. Re-imbursement by GoI of entry fees and revenue sharing fees, net of taxes, that the Company may have to pay with respect to the NLD license, for five years with effect from April 01, 2001.

3. Exemption from the performance bank guarantee of Rs.4 billion with respect to the NLD license, as long as the Company remains a PSU.

4. A category `A' Internet Service Provider ("ISP") license, which will allow the Company to expand internet access services to the entire country.

     On February 13, 2002, the Company ceased to be a PSU. Subsequent to the Company ceasing to be a PSU, GoI requested the Company to provide a performance bank guarantee of Rs. 4 billion. Currently, the Company is in the process of negotiating with GoI and is not in a position to predict the outcome of such negotiations at this stage.

     The Company has accepted GoI's decision to terminate the Company's monopoly before the year 2004. The shareholders of the Company have approved the compensation package at the meeting held in May 2001.

D.   REVENUE  SHARING ARRANGEMENT

     The Company operates its business pursuant to a license from Department of Telecommunications ("DoT"), GoI. In pursuance of the New Telecom Policy 1999, GoI decided to corporatise the service provision functions of the DoT. Accordingly, GoI transferred the business of providing telecom services in the country to a newly formed company, Bharat Sanchar Nigam Limited ("BSNL") with effect from October 1, 2000. Further, the existing contracts, agreements and MoUs, excepting licence fees payable for the usage of circuits, including the revenue sharing agreement entered into by DoT for the supply of services were transferred and assigned to BSNL with effect from October 1, 2000.

     The Company's license is periodically renewed by DoT subject to certain conditions, and is currently valid up to March 31, 2004. With the opening of the telecommunications sector to private operators, the Company is negotiating for a fresh license agreement with DoT. The Company derives substantially all its revenue from payments from foreign telecommunication administrations and private carriers for the delivery of international calls to India and from payments from BSNL for the delivery of international calls abroad. Consequently, the Company and BSNL share revenues received by each entity from international calls pursuant to a revenue sharing arrangement between them.

     Under the revenue sharing arrangement, the Company pays to BSNL, a charge per minute equal to the weighted average incoming settlement rate, minus Rs.10.00 on all incoming international calls and BSNL pays to the Company, a charge per minute equal to the weighted average outgoing settlement rate plus Rs. 10.00 on all outgoing international calls. The weighted average incoming settlement rate and weighted average outgoing settlement rate for any financial year is the average of the various settlement rates in effect as of the beginning of the financial year between the Company and the foreign administrations and carriers (converted to Indian rupees at the exchange rate prevailing as of the beginning of the financial year), weighted to reflect the volume of total incoming traffic and the outgoing traffic respectively, of the immediately preceding financial year.

     With effect from April 1, 1999, the revenue sharing arrangement provides for a comparison of the combined international traffic revenue per call minute of the Company and DoT/BSNL (net of payments by the Company to foreign administrations and carriers and by the Company and DoT/BSNL to each other in respect of incoming and outgoing calls) for each fiscal year, compared to the corresponding amount in the base fiscal year ended March 31, 1997. Increases or decreases are shared between the Company and DoT/BSNL according to the following percentages:


                                INCREASE/DECREASE
          ------------------------------------------------------
                                                 DOT'S SHARE
          YEARS ENDED     COMPANY'S              (BSNL SINCE
           MARCH 31         SHARE              OCTOBER 01, 2000)
          ------------------------------------------------------

            2000            15%                       85%
            2001            20%                       80%
            2002            25%                       75%

     In computing the international traffic revenue of DoT/BSNL for purposes of calculating the combined international traffic revenue per call minute of the Company and DoT/BSNL, the tariff charged by DoT/BSNL to subscribers for outgoing international calls is assumed to remain constant at Rs.62.35 per minute, which was the weighted average tariff rate for the year ended March 31, 1997. It is therefore intended that the Company's average gross profit per call minute under the current revenue sharing arrangement will not be affected directly by any decrease or increase in the actual tariffs charged by DoT/BSNL from its subscribers for outgoing international calls.

     For the years ended March 31, 2000, 2001 and 2002, the net retention per call minute was Rs.9.43, Rs.9.39 and Rs.8.39 respectively.

     The arrangement was effective from April 1, 1997 and was valid until March 31, 2002. Currently, the Company is in the process of negotiating terms with various telecommunication operators including BSNL and the Company is not in a position to predict the outcome of such negotiations at this stage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   BASIS OF PRESENTATION AND CONSOLIDATION

     The Company does not have any subsidiaries. Entities where the Company controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India's Companies Act, 1956, which form the basis of the statutory general purpose financial statements of the Company in India. Principal differences insofar as they relate to the Company include valuation of investments, accounting for property, plant and equipment and depreciation thereon, deferred income taxes, retirement benefits, stock based compensation, investment in affiliates and the presentation and format of the financial statements and related notes.

B.   USE OF ESTIMATES

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include traffic revenue, allowances for trade and other receivables and valuation of unlisted investments.

C.   CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

D.   TRADE AND OTHER RECEIVABLES

     Trade and other receivables are stated at their expected realizable values, net of allowance for doubtful debts. Amounts payable to, and receivable from, the same administration and the BSNL are shown on a net basis, where a legal right of set-off exists. These payables and receivables are intended to be settled on a net basis.

E.   INVESTMENTS

     The Company accounts for its investments in securities of telecommunication satellite companies for which readily determinable fair values are available in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. SFAS No.115 requires that investments that are not classified as held to maturity or trading are classified as available for sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders' equity.

     Investments in telecommunication satellite corporations which are not freely transferable and for which fair values are not readily obtainable are accounted for in accordance with APB Opinion No. 18, THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK. These investments are reflected at cost less permanent impairment, if any. Declines in the value of investments that are other than temporary are reflected in earnings as realized losses, based on management's best estimate of the value of the investment.

F.   PROPERTY, PLANT AND EQUIPMENT

     Property plant and equipment are stated at cost, net of accumulated depreciation. All costs relating to the acquisition and installation of property, plant and equipment are capitalized.

     Depreciation is charged on property, plant and equipment on a straight-line basis from the time they are available for use, so as to make an economic allocation of the cost at which the assets are acquired less their estimated residual values, over their remaining estimated economic lives. Depreciation on freehold land is not provided. The estimated useful lives of various assets are shown below:

        ------------------------------------------------
                                                YEARS
        ------------------------------------------------

                Buildings                       61
                Plant and  machinery:
                  Earth  stations               12
                  Cables                        10-25
                  Exchanges                     12
                  Other  network equipment      8
                  Office  equipment             20
                Computers                       6
                Furniture,  fittings and
                   vehicles                     10-15


     Land acquired on lease is amortized over the period of the lease.

       FINANCIAL STATEMENTS IN ACCORDANCE WITH US GAAP [Graphic Omitted]
--------------------------------------------------------------------------------

     Assets gifted by unrelated parties have been accounted for in accordance with SFAS No. 116, ACCOUNTING FOR CONTRIBUTIONS RECEIVED AND CONTRIBUTIONS MADE at fair value and recognized as revenue and an asset in the period received. Such assets are depreciated over their remaining useful economic lives.

     Property, plant and equipment includes intangible assets in the nature of indefeasible rights of use ("IRU's") for international telecommunication circuits in submarine cables, which the Company acquires from time to time. These rights extend over specific time periods. The amounts paid according to the terms of these transactions are recorded as additions to property, plant and equipment, respectively, and amortized over the contracted period of use. The Company's current amortization policy complies with SFAS No. 142 GOODWILL AND OTHER INTANGIBLE ASSETS which is applicable from fiscal years beginning after December 15, 2002.


     The Company has not during the year traded in IRU's or bandwidth or entered into any swap or other similar agreements relating to IRU's or bandwidth.

G.   IMPAIRMENT OF LONG LIVED ASSETS

     The Company evaluates the carrying value of its property and equipment whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows as if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell.

H.   OPERATING LEASES

     Costs in respect of operating leases are expensed on a straight-line basis over the lease term.

I.   RETIREMENT BENEFITS

     GRATUITY

     In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan covering all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service or part thereof in excess of six months subject to a maximum of Rs.350,000. Vesting occurs upon completion of five years of service. The Company makes annual contributions to a fund administered by trustees based on an external actuarial valuation carried out annually The Company accounts for its liability for future gratuity benefits in accordance with SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS.

     LEAVE ENCASHMENT

     Leave encashment, a defined benefit plan, comprises of encashment of vacation entitlement carried forward by employees. These balances are encashable during the tenure of employment, on the employee leaving the Company or on retirement. The Company makes a provision towards leave encashment liability based on the total unavailed leave credited to each employee's account and his respective salary as at the end of each reporting date.

     PROVIDENT FUND

     In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the employee's salary (basic and dearness allowance).The contributions are made to the provident fund trust established by the Company. The Company is obligated to make good any shortfall in the statutorily assured rate of return on the assets of the trust, which was 9.5% as of March 31, 2001 and 2002. Currently, the Company has no further obligation under the provided fund beyond its contribution, which is expensed when incurred.

J.   REVENUE RECOGNITION

     Revenues for long distance telephone services are recognized at the end of each month based upon minutes of incoming or outgoing traffic completed in such month. Revenues from leased circuits are recognized based upon contracted fees schedules. Revenues from Internet services are recognized based on usage by subscribers. The majority of revenues are derived from payments by the BSNL for completing outgoing calls made from India and from payments by foreign administrations for incoming calls that originate outside India.

     Income from Intelsat, Ltd. is accounted as dividend income and included as part of non-operating income.

K.   OPERATING COSTS

     The principal components of the Company's operating costs are network and transmission costs, license fees paid to the DoT and other operating costs.

     Network and transmission costs include payments to BSNL for incoming traffic and to foreign administrations and carriers for outgoing traffic, as well as the cost of leasing transmission facilities, including lines from BSNL and satellite circuits from satellite companies. As discussed in note 1(b), the Company must pay a proportion of the amounts received from BNSL to transit and destination foreign administrations. Similarly, a proportion of the payments from the foreign administrations is paid to BSNL for completing calls within India.

     Under the revenue sharing agreement with DoT/BSNL which was valid upto March 31, 2002, the Company paid to DoT a license fee of Rs.0.25 million per annum on average circuits commissioned.

     Other operating costs include general and administrative expenses other than network and transmission costs and license fees

L.   FOREIGN CURRENCY TRANSACTIONS

     The Company's functional currency is the Indian rupee. Foreign currency transactions are recorded at the exchange rates prevailing on the first working day of the month in which the transaction falls. In the case of traffic revenue and the charges for use of transmission facilities, foreign currency transactions are recorded at the exchange rate prevailing on the last day of the prior month. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on settlement of foreign currency transactions are included in the determination of net income.

M.   EMPLOYEE STOCK PURCHASE SCHEME

     The Company has elected to use the intrinsic value method specified under APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES to account for the compensation cost of stock purchase rights granted to employees of the Company. Pro forma disclosures required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION have been provided in Note 18.

N.   INCOME TAX

     Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year. Temporary differences are identified and the provision is made using the asset and liability method for all such differences. Deferred tax benefits are recognized on assets to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

O.   DIVIDENDS

     Any dividends declared by the Company are based on the profit available for distribution as reported in the statutory financial statements of the Company prepared in accordance with Indian GAAP. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2001 and 2002, the amounts available for distribution are Rs. 16,147 million and Rs.8,338 million, respectively. Dividends declared for the years ended March 31, 2000, 2001 and 2002 were Rs.8, Rs.50 and Rs.87.50 per equity share, respectively. The Company paid dividends of Rs.760 million, Rs.760 million and Rs.35,625 million (including Rs. 21,375 million as special dividend) during the years ended Match 31, 2000, 2001 and 2002, respectively.

P.   EARNINGS PER SHARE

     The Company reports basic and diluted earnings per equity share in accordance with SFAS No. 128, EARNINGS PER SHARE. Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purposes of earnings per share, stock dividends declared by the Company have been given retroactive effect for all the years presented.

Q.   COMPREHENSIVE INCOME

     The Company reports comprehensive income in accordance with SFAS No. 130, REPORTING COMPREHENSIVE INCOME. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities along with net income are components of comprehensive income.

R.   SEGMENT INFORMATION

     The Company identifies basic telephony, Internet and leased line services as its operating segments. Segment-wise information has been provided in
     Note 23.

S.   NEW ACCOUNTING PRONOUNCEMENTS

     SFAS NO. 144

     In October 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which supercedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB opinion No. 30, REPORTING THE RESULTS OF OPERATIONS-REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No.144 also amends ACCOUNTING RESEARCH BULLETIN (ARB) NO. 51, CONSOLIDATED FINANCIAL STATEMENTS TO ELIMINATE THE EXCEPTION TO CONSOLIDATION FOR A SUBSIDIARY for which control is likely to be temporary. SFAS No. 144 will be applicable to the Company from the fiscal year beginning April 01, 2002.

     SFAS NO. 145

     In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. Among other things, this statement rescinds FASB Statement No. 4, REPORTING GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, will now be used to classify those gains and losses. SFAS No. 145 will be applicable to the Company from the fiscal year beginning April 01, 2002.

T.   CONVENIENCE TRANSLATION

     The accompanying financial statements have been expressed in Indian rupees ("Rs."), the Company's functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2002 have been translated into US dollars at US$1.00 = Rs.48.83 based on the noon buying rate for cable transfers on March 29, 2002 as certified for customs purposes by the Federal Reserve Bank of New York. Such convenience translation should not be construed as a representation that the Indian rupee amounts referred to in these financial statements have been, or could be converted into US dollars at this or at any other rate of exchange, or at all.

3.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include the following:

                                               AS OF MARCH 31,
                                    ----             ----            ----
                                    2001             2002            2002
                                    ----             ----            ----
                                                (IN MILLIONS)

      Cash in hand                 Rs.15            Rs.4            US$-
      Bank balances:
         Current accounts            485           1,707              35
         Time deposits             1,700           6,170             126
                                --------        --------          ------
            TOTAL               RS.2,200        RS.7,881          US$161
                                --------        --------          ------

     Time deposits are interest-bearing deposits with original maturities ranging from 9 days to 90 days. Interest rates on such time deposits during the year ended March 31, 2002, ranged from approximately 6.00% to 9.75% on Indian rupee deposits.

4.   SHORT-TERM INVESTMENTS

     Short-term investments include the following:


                                            AS OF MARCH 31,
                               ----               ----              ----
                               2001               2002              2002
                               ----               ----              ----
                                             (IN MILLIONS)
      Restricted cash
      balances:             Rs.7,730            Rs.7,108          US$146
      Time deposits with
      maturity
      exceeding               38,320              10,361             212
      90 days            -----------           ---------          ------

         TOTAL             RS.46,050           RS.17,469          US$358
                         -----------           ---------          ------


     Restricted cash balances include Rs.7,730 million and Rs.7,099 million as of March 31, 2001 and 2002, respectively, comprising of time deposits, the use of which is restricted to the import of capital equipment.

     Interest rates on deposits placed out of restricted cash balances during the year ended March 31, 2002, ranged from approximately 7.50% to 11.25%. Interest rates on time deposits with maturity exceeding 90 days during the year ended March 31, 2002, ranged from approximately 7.50% to 9.25%.

     Time deposits with maturity exceeding 90 days include Rs.5,730 million pledged against short-term borrowings of the Company.

5.   TRADE AND OTHER RECEIVABLES

          Trade and other receivables include the following:

                                               AS OF MARCH 31,
                                    ----              ----            ----
                                    2001              2002            2002
                                    ----              ----            ----
                                                (IN MILLIONS)
      Trade accounts
      receivables:
        Amount due from
        foreign
        administrations         Rs.17,347         Rs.14,380        US$294
        Domestic trade debtors        792               528            11
                                ---------         ---------        ------
        Total trade account
        receivables                18,139            14,908           305
      Interest receivable on
      bank deposits                 1,231               700            15
      Other sundry deposits            56                63             1
      Other receivables               319               546            11
                                ---------         ---------        ------
                 TOTAL          RS.19,745         RS.16,217        US$332
                                ---------         ---------        ------

     Trade accounts receivables are net of an allowance for doubtful debts of Rs. 979 million and Rs.1,654 million for the years ended March 31, 2001 and 2002, respectively.

     Amounts due from BSNL for traffic settlement are netted against amounts due to BSNL for traffic settlement and are reported in trade payables. The Company has legal right of setoff.

6.   INVESTMENTS

     The portfolio of investments as of March 31,2001 and 2002 is as follows:

                            -----------------------------------------------------------
                                  AS OF MARCH 31, 2001        AS OF MARCH 31, 2002
                            -----------------------------------------------------------
                                       GROSS                          GROSS
                            AMORTIZED UNREALIZED CARRYING AMORTIZED UNREALIZED CARRYING
                              COST      GAIN       VALUE    COST      GAINS     VALUE
                           -----------------------------------------------------------
                                           (IN MILLIONS)
Investment carried at
fair value:
  Satellite companies      RS.562    RS.681      Rs.1,243  RS.562    RS.412    Rs.974
                           ------    ------                ------    ------
Investment carried at
cost:
   Telecommunications
   companies                                        8,474                       8,481
   Less: Permanent
   Impairment                                      (5,470)                     (5,470)
                                                   -------                     --------
   TOTAL                                          RS.4,247                    RS.3,985
                                                  --------                     --------
   TOTAL                                                                         US$82
                                                                                ------

     INTELSAT, LTD.

     Intelsat, Ltd. was originally formed as an Inter Government Organisation ("IGO") in 1964 and owns and operates satellite communication systems. It offers Internet, broadcast, telephony and corporate network solutions to customers in over 200 countries through its network of 20 geostationary satellites. Currently, it has a few next-generation satellites under construction. Intelsat was converted into a private company incorporated in Bermuda effective July 18, 2001. Consequently, the Company now holds 27,045,940 shares of US$1 each representing 5.4% of the paid up capital of lntelsat, Ltd.

     Till the date of corporatization, the Company's ownership share in this organization was adjusted annually to conform to the respective percentage of total use of the system or based on the accession or cessation of any party as per the terms of Intelsat Agreement. Accordingly, on the basis of share redeterminations, as of March 2001, the Company's investment was at approximately 5.4%, of the total shareholding of Intelsat. Net capital contributions were billed by Intelsat to the Company from time to time in proportion to the ownership share determined.

     Post corporatization, the investment in Intelsat, Ltd. has been accounted for in accordance with APB Opinion No. 18, THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK at cost since the fair value of equity shares is not readily obtainable.

     On March 08, 2002, Intelsat, Ltd. announced its intention to conduct an initial public offering of its ordinary shares in an amount of approximately US$500 million. In addition, it is anticipated that Intelsat, Ltd.'s existing shareholders will be offered the opportunity to sell ordinary shares in the offering.

     NEW SKIES SATELLITE NV ("NSS")

     During 1998-99, Intelsat as part of its restructuring process incorporated NSS as a corporation with limited liability under the laws of Netherlands and transferred certain assets and liabilities to NSS accounted for at historic book values. In return, NSS issued 10,000,000 shares of common stock of Dutch Guilder 1 to Intelsat. Intelsat distributed 9,000,000 shares of NSS in the year 1998-99, and 1,000,000 shares of NSS in 1999-2000 in proportion to the investment shares of its members at the time of distribution. Consequently, the Company acquired 301,215 shares in 1998-99 and 43,000 shares in 1999-2000 which were recorded as a reduction in the investment in Intelsat and a new investment in NSS at face values.

     NSS announced a 10:1 stock split prior to its initial public offering ("IPO") in October 2000 and redesignated its shares from Guilders to Euros. Thus, the Company's total holding in NSS as of March 31, 2002 stands at 3,442,150 ordinary shares of 0.05 Euros each. The market value per share as of March 28, 2002 was US$5.8 per share.

            INTERNATIONAL MOBILE SATELLITE ORGANISATION ("INMARSAT")

     Inmansat was an IGO with membership from 88 countries providing satellite mobile communications in air, on land and at sea. Inmarsat was converted into a national law company incorporated in the United Kingdom effective April 15, 1999. The Company's investment in the holding company, Inmarsat Ventures Plc is 202,219 shares representing approximately 2.0% of the paid up capital. Further, there had been a 10:1 stock split in March 2001. Consequently, the Company now holds 2,022,190 shares of 10 pence each in Inmarsat Ventures Plc.

     During the year, Inmarsat announced its intention to conduct an initial public offering of its ordinary shares In addition, it is anticipated that Inmarsat's existing shareholders will be offered the opportunity to sell ordinary shares in the offering.

     ICO GLOBAL COMMUNICATIONS HOLDINGS LTD.
     ("ICO")

     ICO, a company registered in Bermuda, was incorporated in January 1995 to provide global mobile personal communication services. ICO was listed on the NASDAQ in July 1998. The Company had invested a sum of Rs.5,471 million (US$150 million) in ICO.

     ICO filed a voluntary petition for re-organization under Chapter 11 of the United States Bankruptcy Code on August 27, 1999 in the United States Bankruptcy Court in the district of Delaware as the additional financial resources required to complete the system and begin commercial operations could not be raised as per schedule.

     In May 2000, the court confirmed the plans of re-organization of ICO, which became effective on May 17, 2000. By virtue of the re-organization, the Company received 180,053 shares of class A common stock of US$ 0.01, amounting to Rs.0.06 million and 975,398 warrants, with an option to purchase shares of class A common stock exercisable in New ICO by May 15, 2006. The Company recognized a charge of Rs.5,416 million and Rs.54 million as permanent impairment in the years ended March 31, 1999 and 2000, respectively.

     TELSTRA VISHESH COMMUNICATIONS LIMITED ("TVCL")

     TVCL is a joint venture between the Company, Telstra-Australia and Infrastructure Leasing & Financial Services Ltd. ("ILFS"), initially formed with an investment equity in the ratio of 40:40:20. Currently, the Company holds Rs.92 million out of the total paid up capital of Rs.314 million. TVCL has invested in a hybrid VSAT project and has diversified into consulting, facility management services and turnkey VSAT projects for large organizations. The shares of TVCL are recorded at face value and consequently the Company has applied the provision for diminution in value of investments and written off these investments to their current fair value in the year ended March 31, 2000.

     As per the proposed restructuring plan undertaken by TVCL, Essel Shyam Communications Ltd. ("ESCL"), a company incorporated in India, has been identified as the strategic partner. Further, Telstra-Australia will exit the joint venture and the shareholders of TVCL comprising the remaining joint venture partners, namely the Company and IL&FS and the Employee Welfare Trust will get 15% in the aggregate of the equity share capital of ESCL in exchange for their holding in TVCL. In addition, ESCL will pay a cash compensation of Rs.20 million to the Company and IL&FS in the aggregate.

     UNITED TELECOM LIMITED ("UTL")

     UTL is a joint venture between the Company, Mahanagar Telephone Nigam Limited ("MTNL"), Telecommunications Consultants India Limited ("TCIL") and Nepal Ventures Private Limited ("NVPL"), with an investment equity in the ratio of 26.6:26.8:26.6:20. MTNL and TCIL are companies incorporated in India and NVPL is a company incorporated in Nepal. Currently, the Company holds 266,000 equity shares of Nepal Rupees ("NR.") 100 each out of the total paid up capital of NR.100 million. UTL has been formed for bidding for license to operate and invest in basic telephony services in Nepal based on Wireless-in-Local Loop technology. As of date, UTL is yet to commence commercial operations. The equity shares of UTL are recorded at cost.

     On May 15, 2002, UTL had further called up equity capital from all the joint venture partners totaling to NR.1,300 million payable as per the following schedule:

          ----------------------------------------------------------------------
          PARTICULARS OF            EQUITY CAPITAL      PAYABLE ON OR BEFORE
           EQUITY CALLS                 CALLED
                                     (IN MILLIONS)
          ----------------------------------------------------------------------

            2nd call                   NR.200             May 25, 2002
            3rd call                      500             July 15, 2002
            4th call                      300          September 15, 2002
            5th call                      300           December 15, 2002

     The Company on May 25, 2002 paid up the 2nd call of NR.53 million. Subsequent to the payment of this call, the Company now holds 2,266,000 equity shares at NR. 80 million.

7.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment by asset category is as follows:



                                                    AS OF MARCH 31,
                                        2001              2002             2002
                                        ----              ----             ----
                                                     (IN MILLIONS)

      Land                             Rs.754           Rs.773            US$16
      Buildings                         2,062            2,210               45
      Plant and machinery              23,349           25,117              515
      Computers                           574              587               12
      Motor vehicles                       16               16            -----
      Furniture and fixtures              366              184                4
        Property, plant and
        equipment, at cost             27,121           28,887              592
      Less:  Accumulated
      depreciation                    (9,044)         (10,829)             (222)
                                      -------         --------           -------
        PROPERTY, PLANT AND
        EQUIPMENT, NET              RS.18,077        RS.18,058           US$370
                                    ---------        ---------           -------


     Depreciation expense for the years ended March 31, 2000, 2001 and 2002 was Rs.1,534 million, Rs.1,729 million and Rs.1,898 million, respectively.

     During the year 1998-99 the Company had spent Rs.496 million towards gateway equipment for Iridium India Telecom Limited ("IITL"), Pune, which was capitalized and was being depreciated. IITL stopped operational activities in April 2000 and since then these assets have not been used by IITL. An impairment charge has been recognized of Rs.356 million, Rs.Nil million and Rs.30 million for the years ended March 31, 2000, 2001 and 2002 to reflect their estimated realizable value.

     Property, plant and equipment include Rs.1,672 million and Rs.2,262 million for indefeasible rights of use as of March 31, 2001 and 2002, respectively.

8.   CAPITAL WORK-IN-PROGRESS

          Capital work-in-progress includes the following:

                                                    AS OF MARCH 31,
                                        2001              2002             2002
                                        ----              ----             ----
                                                     (IN MILLIONS)

      Buildings                        Rs.382           Rs.315             US$6
      Plant and Machinery               1,912            2,583               53
      Other assets                         34               45                1
                                     --------         --------           ------
           TOTAL                     RS.2,328         RS.2,943            US$60
                                     --------         --------           -------

9.   OTHER ASSETS

          Other assets includes the following:

                                                    AS OF MARCH 31,
                                        2001              2002             2002
                                        ----              ----             ----
                                                     (IN MILLIONS)

      Advance tax (net)              Rs.7,463         Rs.7,752           US$159
      Advance paid for
      capital goods                        63                6               --
      Prepaid expenses                    235              530               11
      Inventories                          17                5               --

      TOTAL                          RS.7,778         RS.8,293           US$170
                                     --------         --------           ------

10.  SHORT-TERM BORROWING

     During the last quarter of fiscal 2002, the Company availed short-term borrowings of Rs.28,205 million against pledge of fixed deposits placed with banks. These borrowings were for a maximum duration of six months. Interest rates on these borrowings ranged from approximately 8.25% to 9.00%. As of March 31, 2002, short-term borrowings of Rs.5,751 million were outstanding.

11.  TRADE PAYABLES

          Trade payables include the following:

                                                     AS OF MARCH 31,
                                         2001              2002           2002
                                         ----              ----           ----
                                                     (IN MILLIONS)
      Accounts payable-trade:
        Amounts due to foreign
        administrations                Rs.2,585         Rs.1,420          US$29
        Amounts due to BSNL net
        of amounts due from
        BSNL for traffic settlement       8,724            4,308             88
                                      ---------         --------        -------
          TOTAL                       RS.11,309         RS.5,728         US$117
                                      ---------         --------        -------

12.   ACCRUED EXPENSES AND OTHER LIABILITIES

           Accrued expenses and other liabilities include the following:

                                                      AS OF MARCH 31,
                                           2001              2002         2002
                                           ----              ----         ----
                                                       (IN MILLIONS)
      Unearned income                   Rs.2,235          Rs.1,762       US$36
      Deferred taxation                    3,183             2,363          48
      Interest acrued but not due             --                11          --
      Sundry creditors                     4,051             4,616          95
      Other payables and accrued
      expenses                             1,262             1,573          33
                                           -----             -----          --

             TOTAL                     RS.10,731         RS.10,325      US$212
                                       ---------        ----------      ------

13.   INCOME TAX

           The income tax expense comprises the following:


                                             YEARS ENDED MARCH 31,
                                2000         2001           2002        2002
                                ----         ----           ----        ----
                                                  (IN MILLIONS)
      Current income tax
      expense               Rs.6,375       Rs.7,887       Rs.6,661     US$136
      Deferred income tax
      expense (benefit)         (219)         1,759           (702)      (14)

        INCOME TAX EXPENSE  Rs.6,156       Rs.9,646       Rs.5,959     US$122

     The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:


                                                 YEARS ENDED MARCH 31,
                                      2000         2001          2002      2002
                                      ----         ----          ----      ----
                                                    (IN MILLIONS)

      Net income before taxes     Rs.19,331   Rs.25,173     Rs.19,130    US$392
      Effective statutory income
      tax rate                       38.50%      39.55%        35.70%     35.70%
      Expected income tax
      expense                        7,442       9,956         6,829        140
      Adjustments to reconcile
       expected income tax to
       actual tax expense:
       Permanent differences:
       Income exempt under tax
       holiday                        (899)     (1,209)         (957)      (20)

        Provision for
        diminution
        in value of                    21          153            24         --
        investment not
        allowed for tax
        Stock based compensation       --           --           320          7
        cost

       Exchange gain on GDR
       deposits treated as
       capital
       receipt for income             (94)         (60)           59          1
       tax purposes
       Other, net                    (451)         775          (110)        (2)
       Effect of change in
       statutory tax rate             137           31          (206)        (4)
       INCOME TAX EXPENSE        RS.6,156     RS.9,646      RS.5,959      US$122
                                 --------     --------      --------      ------

     The tax effects of significant temporary differences are as follows:

                                                    AS OF MARCH 31,
                                        2001              2002            2002
                                        ----              ----            ----
                                                     (IN MILLIONS)
      TAX EFFECT OF :
         DEDUCTIBLE TEMPORARY
         DIFFERENCES:
            Allowance for trade
            receivables                Rs.387           Rs.608            US$12
            Other                          --              126                3
                                     --------         --------           ------
              DEFERRED TAX ASSET       RS.387           RS.734            US$15
                                     --------         --------           ------
         TAXABLE TEMPORARY
         DIFFERENCES:
            Property, plant and
            equipment                 Rs.3,204         Rs.2,946           US$60
            Unrealized gain on
            securities available for
            Sale                          269              151                3
            Other                          97               --               --
                                     --------         --------           ------
            DEFERRED TAX             RS.3,570         RS.3,097            US$63
            LIABILITY                --------         --------           ------
            NET DEFERRED TAX
            LIABILITY                RS.3,183         RS.2,363            US$48
                                     --------         --------           ------

14.  REVENUES

     Revenues comprise the following:

                                                YEARS ENDED MARCH 31,
                                    2000          2001         2002       2002
                                    ----          ----         ----       ----
                                                    (IN MILLIONS)
      Revenues for foreign
      administrations for
      incoming traffic:

        Telephone               Rs.45,161    Rs.46,674    Rs.41,503     US$850
        Telex                         128          112           70          1
      Revenues from BSNL
      for outgoing traffic:
        Telephone                  18,375       18,345       16,153        331
        Telex                         175          112           88          2
      Leased circuits               2,986        3,140        3,584         73
      Telegraph, television
      others                        2,815        3,533        3,652         75
                                ---------     ---------   ---------   ---------
       Total                    RS.69,640     RS.71,916   RS.65,050   US$1,332
                                ---------     ---------   ---------   ---------


15.   NETWORK AND TRANSMISSION COSTS

           Network and transmission costs comprise the following:


                                                YEARS ENDED MARCH 31,
                                    2000          2001          2002        2002
                                    ----          ----          ----        ----
                                                    (IN MILLIONS)
      Payment for traffic
      costs to:
         BSNL
         Foreign                Rs.29,254     Rs.27,341      Rs.23,050    US$472
         administrations           13,374        13,866         10,721       220
      Rent of land lines              579         1,037          2,914        60
      Other transmission
      facilities                    2,414         2,906          2,892        59
                                    -----         -----          -----        --
            TOTAL               RS.45,621     RS.45,150      RS.39,577    US$811
                                ---------     ---------     ---------     ------

16.   OTHER OPERATING COSTS

          Other operating costs comprise the following:


                                                YEARS ENDED MARCH 31,
                                    2000          2001          2002        2002
                                    ----          ----          ----        ----
                                                    (IN MILLIONS)
      Staff costs:
        Salaries and wages         Rs.866     Rs.1,400      Rs.2,134       US$43
        Social security                90          132           391           8
        contributions
      Energy costs                    235          271           286           6
      Advertising                     113          116            35           1
      Repairs, maintenance,
        marketing and other
        costs                       1,318        1,104         1,957          40
                                    -----        -----         -----          --
            TOTAL                RS.2,622     RS.3,023      RS.4,803       US$98
                                 --------     --------      --------       -----


     On August 1, 2001, the Company announced a Voluntary Retirement Scheme ("VRS") with the primary objective of improving the average mix of its employees and also to improve the overall skill level. The original period of the scheme was from September 01, 2001 to September 30, 2001. The scheme was later extended upto October 31, 2001. Employees who were at least 50 years of age and had rendered a minimum of 10 years service in the Company were eligible to opt for voluntary retirement. Apart from normal retirement benefits, employees who opted for voluntary retirement were entitled to an ex-gratia payment of 60 days salary (basic and dearness allowance) for each completed year of service or payment of salary for the remaining period of service left before retirement, whichever was lower. At the close of the scheme, 81 employees had opted for voluntary retirement. Staff costs include an amount of Rs.36 million on account of this scheme.

17.   NON-OPERATING INCOME

         Non-operating income comprises the following:

                                                YEARS ENDED MARCH 31,

                                      2000           2001         2002      2002
                                      ----           ----         ----      ----
                                                    (IN MILLIONS)
      Foreign exchange gains,
      net                         Rs. 1,449      Rs. 2,878      Rs. 939    US$19
      Profit (loss) on sale of           86             (5)          (2)      --
      fixed assets
      Reimbursement by GoI of
      entry fees
      (See Note 1(c))                    --             --          279        6
      Miscellaneous income              286            185          155        3
       Total                      Rs. 1,821      Rs. 3,058    Rs. 1,371    US$28



18.   EMPLOYEE STOCK PURCHASE SCHEME ("ESPS")

      As part of the process of disinvestment, GoI on various dates transferred 5,661,546 equity shares to employees of the Company at a price significantly lower than the fair value on the date of transfer. The transfer of such equity shares has been accounted for as a charge to compensation cost of Rs.896 million and an accretion to additional paid in capital in the year ended March 31, 2002.

      In addition to the equity shares already transferred, GoI is yet to transfer 346,860 equity shares to employees which has been approved by the board of directors of the Company.

      Had compensation cost for the Company's ESPS been determined based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as per the PRO FORMA amounts indicated below:

                                                YEARS ENDED MARCH 31, 2002
                                        ----------------------------------------
                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
      NET INCOME:
            As reported                       Rs. 9,537                US$195
            PRO FORMA                         Rs. 9,776                US$200
      BASIC AND DILUTED EARNINGS PER SHARE
            As reported                       Rs. 33.46               US$0.69
            PRO FORMA                             34.30               US$0.70


      The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

                                               YEARS ENDED MARCH 31, 2002
                                       -----------------------------------------

      Dividend yield                                            1%
      Expected volatility                                      88%
      Risk-free interest rate                                   9%
      Lock-in period                                        1 year

19.   RETIREMENT BENEFITS

      GRATUITY

      The following table sets out the funded status of the gratuity plan and the amounts recognized in the Company's financial statements as of March 31, 2001 and 2002.


                                                             AS OF MARCH 31,
                                                 ----------   ------------  -----------
                                                    2001           2002         2002
                                                 ----------   ------------  -----------
                                                             (IN MILLIONS)
      CHANGE IN BENEFIT OBLIGATION:
      Projected benefit obligation,
      beginning of the year                        Rs. 153        Rs. 232         US$5
      Service cost                                       8             16           __
      Interest cost                                     16             23           __
      Actuarial loss                                    65             39            1
      Benefits paid                                    (10)           (22)          __
                                                ----------   ------------   ----------
        PROJECTED BENEFIT OBLIGATION, END OF           232            288            6
        THE YEAR                                ----------   ------------   ----------

      CHANGE IN PLAN ASSETS:
      Fair value of plan assets, beginning              95            127            3
      of the year
      Actual return on plan assets                      10             11           __
      Employer contributions                            32             __           __
      Benefits paid                                    (10)           (22)          __
                                                 ----------   ------------  ----------
            FAIR VALUE OF PLAN ASSETS, END
            OF THE YEAR                                 127            116            3
                                                 ----------   ------------  ----------
      Excess of obligation over plan assets            (105)          (172)          (3)
      Unrecognized actuarial loss                        68            102            2
      Unrecognized transitional obligation               13              9           __
                                                 ----------   ------------  ----------
            ACCRUED BENEFIT                        Rs. (24)       Rs. (62)       US$(1)
                                                 ----------   ------------  ----------
      Net gratuity  cost for the  years  ended  March 31,  2000,  2001 and 2002 comprises the following components:


                                                 YEARS ENDED MARCH 31,
                                  -----------------------------------------------------
                                    2000         2001           2002           2002
                                  ----------  -----------  -------------  -------------
                                                    (IN MILLIONS)

      Service cost                    Rs. 8        Rs. 8         Rs. 16            US$-
      Interest cost                      16           16             23               1
      Net transitional liability         --           --             13              --
      recognized
      Net actuarial loss                 --           --            105               2
      recognized
      Amortization of
      unrecognized
            transitional obligation       5            5             --              --
      Actual investment return           (7)         (10)           (11)             --
                                  ----------  -----------  -------------  -------------
                                  ----------  -----------  -------------  -------------
            NET GRATUITY COST        Rs. 22       Rs. 19        Rs. 146            US$3
                                  ----------  -----------  -------------  -------------

      The assumptions used in accounting for the gratuity plan for the years ended March 31, 2000, 2001 and 2002 are set out below:

                                                  YEARS ENDED MARCH 31,
                                          ----------   ------------  -----------
                                               2001           2002         2002
                                          ----------   ------------  -----------
                                                      (IN MILLIONS)
      Discount rate                            10.5           10.5         10.0
      Rate of increase in compensation
      levels of covered employees               6.0            6.0          6.0
      Rate of return on plan assets             9.5            9.5          9.5


      LEAVE ENCASHMENT

      The Company provided Rs.26 million, Rs.28 million and Rs.120 million for leave encashment for the years ended March 31, 2000, 2001 and 2002, respectively.

      PROVIDENT FUND

      The Company contributed Rs.45 million, Rs.75 million and Rs.69 million to the provident fund for the years ended March 31, 2000, 2001 and 2002, respectively.

20.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts for cash, cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments.

21.   COMMITMENTS AND CONTINGENCIES

           Commitments and contingencies are as follows:

      CAPITAL COMMITMENTS

      Capital commitments represent expenditure, principally relating to the construction of new buildings, submarine cables and expansion of
      transmission  equipment,   which  had  been  committed  under  contractual
      arrangements and unpaid amounts on investments, with the majority of payments due within a one year period. The amount of these commitments totalled Rs.2,118 million as of March 31, 2002.

      CONTINGENCIES

      INCOME TAX MATTERS

      For the fiscal years 1987-88, 1993-94 and 1995-96 to 1998-99, the income tax authorities have raised demands aggregating Rs.16,306 million, including interest of Rs.6,393 million on the disallowance of license fee paid by the Company to DoT and other claims against which amounts aggregating to Rs.10,635 million have been paid or adjusted. The claim for license fee for fiscal year 1994-95 has been allowed by the Income Tax Appellate Tribunal. The Company has been advised by counsel that the demands are not likely to be sustained and hence no provision is considered necessary.

      OTHER CONTINGENCIES

      The Company is involved in lawsuits, claims, investigations and proceedings, which arise in the normal course of business. There are no such matters pending that the Company expects to be material in relation to the business.

22.   RELATED PARTY TRANSACTIONS

      The Company's principal related parties consist of its major shareholders, government departments, government owned or controlled companies and affiliates of the Company. The company routinely enters into transactions with its related parties, such as providing telecommunication services, paying license fees and subletting premises. Transactions other than with DoT and BSNL are at arm's length in accordance with law. Transactions with the DoT and BSNL are subject to the revenue sharing agreement discussed in
      Note 1d. The Company's significant related party balances and transactions with DoT are detailed in the Statement of Income and in Notes 5, 11, 14 and 15. In addition to the same, following are the significant related party transactions.


                                                                                        OUTSTANDING                     OUTSTANDING
      NAME OF           NATURE OF                       DESCRIPTION OF THE              AMOUNT OF                     BALANCES DEBT/
      THE PARTY         RELATIONSHIP                    TRANSACTION                     RECEIPTS/PAYMENTS                   (CREDIT)
      ------------------------------------------------------------------------------------------------------------------------------
      GoI and
      its
      departments        Principal owner                Rendering of services             Rs. 386         US$8
                                                        Royalty payments                    6,414          131
                                                        Dividend payments                  18,870          386
                                                        Compensation
                                                        received from GoI                    (279)          (6)
                                                                                        ------------------------------------
                                                                                        Rs.25,391       US$520     Rs.290       US$6
      TVCL               Joint venture partner          Purchase of VSAT  terminals            26            1        (12)        --
      UTL                Joint venture partner          Investment in equity share capital     16                      --         --

      Employee           Trusts controlled by
      Trusts             the management                 Loans made                             75            2        100          2
                                                        Payment towards gratuity               32            1         --         --

      Other related party transactions and balances are immaterial individually and in the aggregate.

      The Company grants loans to employees for acquiring assets such as computers and vehicles and for purchase of equity shares of the Company. The annual rate of interest at which the loans have been made to employees are at 4%. The loans are secured by assets acquired by the employees. As of March 31, 2001 and 2002, amounts receivable from employees aggregated to Rs.75 million and Rs.301 million, respectively, are included in trade and other receivables. Interest free short term advances made to employees aggregated to Rs.67 million and Rs.8 million as of March 31, 2001 and 2002, respectively.

      The Company also grants interest subsidy in excess of 4% of the interest rate for loans taken by the employees for purchase of property. The cost of interest subsidy of Rs.7 million, Rs.9 million and Rs.11 million for the years ended March 31, 2000, 2001 and 2002, respectively, is included in staff costs.

23.   SEGMENT INFORMATION

      The Company has three operating segments, comprising telephony, Internet and leased line services. Operating segments other than the telephony segment do not meet the quantitative thresholds specified by SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, and do not qualify as reportable segments. Information about these segments has been aggregated and reported in the "All other" category.

      The Company's chief operating decision maker utilizes revenue information in assessing performance and making overall operating decisions and resource allocation. Communication services are provided utilizing the Company's assets, which generally do not make a distinction between the types of services. As a result, the Company cannot, and does not, allocate expenses relating to assets or asset costs by segment.

      Summarized segment information for the years ended March 31, 2000, 2001 and 2002 is as follows:


                                           YEARS ENDED MARCH 31,
                ----------------------------------------------------------------
                        2000                  2001                 2002
                        ----                  ----                 ----
                 BASIC                BASIC                BASIC
                 TELEPHONY ALL OTHER  TELEPHONY ALL OTHER  TELEPHONY  ALL OTHER
                                         (IN MILLIONS)
Traffic revenue  Rs.63,535   Rs.6,105 Rs.65,019   Rs.6,897  Rs.57,656   Rs.7,394
Income from
satellite
consortia             --          737        --      1,160         --         --
                --------   ---------- --------- ---------- ---------- ----------
 OPERATING
 REVENUE            63,535      6,842    65,019      8,057     57,656      7,394

Network and
transmission
costs               43,004      2,617    41,861      3,289     33,858      5,719
License fee          4,712         --     5,022         --      5,393         --
                 --------- ---------- --------- ---------- ---------- ----------
 SEGMENT
 OPERATING
 PROFIT            15,819       4,225    18,136      4,768     18,405      1,675
                ---------  ---------- --------- ---------- ---------- ----------
 TOTAL SEGMENT OPERATING       20,044               22,904                20,080
 PROFIT
 Less:  Unallocable             4,156                4,752                 6,701
 operating costs           ----------           ----------            ----------

 OPERATING PROFIT, AS       RS.15,888            RS.18,152             RS.13,379
 REPORTED                  ----------           ----------             ---------


      Unallocable operating costs include staff cost, energy cost, depreciation and other general administrative overheads, which are not allocated segment-wise.

      The company renders international telephony and value added services and derives its revenue from the administrations in the following geographical locations:

                                       YEARS ENDED MARCH 31,
                      2000        2001       2002           2002       2002
                      ----        ----       ----           ----       ----
                                 (IN MILLIONS, EXCEPT PERCENTAGES)
 India               Rs.18,550  Rs.18,346  Rs.23,527      US$482       36.2%
 United States of       18,459     23,297     19,436         398       29.8
 America
 United Arab             6,589      7,222      6,720         138       10.3
 Emirates
 Saudi Arabia            3,179      4,185      3,802          78        5.8
 United Kingdom          5,204      2,930      2,092          43        3.2
 Canada                  1,199        702      1,961          40        3.0
 Rest of the world      16,460     15,234      7,512         154       11.7
                     ---------  ---------  ---------    --------       -----
 TOTAL               RS.69,640  RS.71,916  RS.65,050    US$1,332      100.0%
                     ---------  ---------  ---------    --------      ------

      Revenues from major customers are as follows:

                                       YEARS ENDED MARCH 31,
                      2000        2001       2002           2002      2002
                      ----        ----       ----           ----      ----
                                 (IN MILLIONS, EXCEPT PERCENTAGES)
    BSNL             Rs.18,550  Rs.18,346  Rs.23,527      US$482      36.2%
    MCI WorldCom        11,071     10,916      9,513         195      14.6

    Concert AT&T         5,157      9,639      6,987         143      10.7
    United Arab          6,589      7,222      6,720         138      10.3
    Emirates
    Others              28,273     25,793     18,303         374      28.2
                     ---------  ---------  ---------    --------    -------
    TOTAL            RS.69,640  RS.71,916  RS.65,050    US$1,332     100.0%
                     ---------  ---------  ---------    --------    -------


      Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to the Company's total credit exposure.

      The balances due from major customers are as follows:

                                      YEARS ENDED MARCH 31,
                                      ---------------------
                              2001       2002          2002    2002
                              ----       ----          ----    ----
                                (IN MILLIONS, EXCEPT PERCENTAGES)
  MCI WorldCom               Rs.4,066   Rs.5,612     US$115     37.7%
  Concert AT&T                  2,585      1,668         34     11.2
  United Arab Emirates          2,419      2,366         48     15.8
  Saudi Arabia                  2,057      1,659         34     11.1
  Others                        7,012      3,603         74     24.2
                            ---------  ---------     ------    ------
  TOTAL                     RS.18,139  RS.14,908     US$305    100.0%
                            ---------  ---------     ------    ------


      All revenues earned by the Company are from its operations in India. Substantially, all of the Company's fixed assets are located in India.

24.   SUBSEQUENT EVENTS

      On May 28, 2002, the board of directors of the Company declared a dividend of Rs. 12.50 per equity share aggregating to Rs.3,563 million which is subject to approval by the shareholders at the ensuing annual general meeting. The board of directors of the Company also approved an investment of Rs.12,000 million in Tata Teleservices Ltd., a company incorporated in the state of Andhra Pradesh, India, that provides basic telephony services in India.